U.S. Securities and Exchange Commission

March 15, 2016

March 15, 2016

VIA EDGAR

Suzanne Hayes

Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Raptor Pharmaceutical Corp.

Post-Effective Amendment No. 2 to Form S-3

Filed February 26, 2016

File No. 333-203095

Raptor Pharmaceutical Corp. (the “Company”) is transmitting this letter in response to comments received from the staff of the Securities Exchange Commission (the “Staff”), contained in the Staff’s letter dated March 11, 2016 (“Comment Letter”), with respect to the Company’s Post-Effective Amendment No. 2 to Form S-3 filed on February 26, 2016 (the “S-3 Registration Statement”). For your convenience, the Staff’s comments are reproduced below, followed by the Company’s responses thereto. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

General

1.	Please confirm that the form of prospectus filed as part of the registration statement on Form S-3 only omits from the information required to be in the prospectus information that is unknown or not reasonably available to the company. Otherwise, please revise the use of proceeds, plan of distribution and elsewhere as appropriate to include all information required by the form to be in the prospectus that is known or reasonable available to the company regarding the offering. Refer to Securities Act Rule 430B.

The Company respectfully acknowledges the Staff’s comment and references the telephone conversation between Kathleen Wells of Latham & Watkins LLP and Irene Paik on March 11, 2016. The Company has provided all of the information known or reasonably available to the Company as required by Form S-3 in the prospectus supplement filed pursuant to Securities Act Rule 424B5 on September 4, 2015. Pursuant to Ms. Paik’s and Ms. Wells’ conversation on March 11, 2016, the Company does not plan to file a further amendment to the S-3 Registration Statement.

Incorporation by Reference, page iv

2.	We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2015 and that your Form 10-K incorporates Part III information by reference to your definitive proxy statement, which has not yet been filed. Please be advised that we will not be in a position to declare your registration statement effective until you file the information required by Part III of Form 10-K.

U.S. Securities and Exchange Commission

March 15, 2016

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company plans to request acceleration of effectiveness of the S-3 Registration Statement after the Company has filed the information required by Part III of Form 10-K.

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The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (415) 408-6231 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Michael P. Smith
Michael P. Smith
Chief Financial Officer
Raptor Pharmaceutical Corp.